Exhibit 2


                                                           ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[Logo] ICICI Bank                                          Mumbai 400 051
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News Release                                                    March 23, 2001


                Changes in the Board of Directors of ICICI Bank

The Board of Directors of ICICI Bank Ltd. today approved the appointments of Ms. Chanda Kochhar and Dr. Nachiket Mor as Executive Directors on the Board of the Bank for a period of five years from April 1, 2001 (subject to approval of the Reserve Bank of India and shareholders).

Ms. Chanda Kochhar joined ICICI in 1985 and worked extensively in the corporate credit group. She was involved in the setting up of ICICI Bank between 1993 and 1996 and was currently responsible for personal financial services business of ICICI Group. In ICICI Bank, Ms. Kochhar would head the retail banking group.

Dr. Nachiket Mor joined ICICI in 1987 and after working in corporate credit, has been responsible for resource mobilisation and all treasury functions of ICICI. On moving to ICICI Bank, he would be responsible for the corporate banking group.

Mr. P. H. Ravikumar who is currently heading the corporate banking group at ICICI Bank would be moving to ICICI in the corporate credit function.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further press queries please call Bhashyam Seshan at 6538420 or Madhvendra Das at 6536812 or email @ das@icici.com
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